Exhibit 99.5

PRESS RELEASE

Libya: TotalEnergies Signs the Extension of the Waha
Concessions until 2050

Paris/Tripoli, 26 January 2026 – On January 24th, during the Libya Energy & Economy Summit in Tripoli, Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies signed an agreement extending the Waha Concessions up to December 31, 2050, in the presence of Abdul Hamid Dbeiba, Prime Minister of the Government of National Unity.

This agreement sets new fiscal terms allowing to increase the production of these concessions that are currently producing around 370,000 barrels of oil equivalent per day (boe/d). Therefore, it paves the way for a new phase of investments, including the development of the North Gialo field, which is expected to add 100,000 boe/d of production.

“As we celebrate 70 years of presence in Libya, we are pleased to sign this agreement, and I would like to thank the Libyan authorities for their continued support, in particular Dr. Khalifa Rajab Abdulsadek, Minister of Oil and Gas of Libya and Masoud Suleman, Chairman of the National Oil Corporation (NOC), Present in the country since 1956, TotalEnergies reaffirms its long-standing commitment to working alongside its partners to increase Waha’s production, starting with the development of the North Gialo field. Extending the Waha concession, with its low cost and low emission giant resources offering many opportunities to grow production, fits perfectly with our strategy” said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

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TotalEnergies in Libya

TotalEnergies has been present in Libya since 1956. In 2025, the Company’s production in the country averaged 113,000 barrels of oil equivalent per day, from the offshore Al Jurf field (TotalEnergies 37.5%), the onshore areas of El Sharara (TotalEnergies 15% in former Block NC 115 and 12% in former Block NC 186), Mabruk (37,5% and the onshore Waha concessions (TotalEnergies 20.42%). The Waha concessions are held by NOC (59.16%), TotalEnergies (20.42%) and ConocoPhillips (20.42%) and are operated by Waha Oil Company (WOC), a company 100% owned by NOC.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 | presse@totalenergies.com | @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 | ir@totalenergies.com

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Cautionary Note

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